

Mail Stop 3561

December 2, 2005

Via U.S. Mail and Fax
Cecelia Pineda
Chief Executive Officer
NorthTech Corporation
Suite 421—1917 West 4th Avenue
Vancouver, British Columbia
Canada V6J 1M7

> **Re:** **NorthTech Corporation**
> **Amendment No. 1 to the Form SB-2**
> **Filed November 21, 2005**
> **File No. 333-128822**

Dear Ms. Pineda:

We have reviewed your filing and your November 20, 2005 response letter and have the following comments. Where indicated, we think you should revise your Form SB-2 in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all page number references are to the marked version of the first amendment to the Form SB-2.

We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to the Form SB-2

Plan of Distribution, page 13

Terms of the Offering, page 14

1.   Please note that if you decide to extend the offering period, you should inform investors that their money will be promptly returned pursuant to the terms described in the prospectus unless the investors make an affirmative statement to you that they wish to subscribe to the extended offer. NorthTech must receive the investor's affirmative statement prior to the original expiration date of the offering. Revise the "Terms of the Offering" section to clarify that your company will comply with these requirements if the offering period is extended beyond the original expiration date.

Item 28—Undertakings, page 48

2.   It appears that you have omitted from the "Undertakings" section disclosure required by Item 512(a) of Regulation S-B, while also including language that is not required by that particular item. Please revise to ensure your undertakings comply with Item 512 of Regulation S-B.

*   *   *   *

Please amend your Form SB-2 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please file on EDGAR a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Robert Carroll, Staff Accountant, at (202) 551-3362 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Derek Swanson, Staff Attorney, at (202) 551-3366, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Michele M. Anderson
Michele M. Anderson
Legal Branch Chief

cc: Michael M. Kessler, Esq.
          Via Facsimile: (916) 239-4008